 EXHIBIT 99.1

BC FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:  Schedules B & C

ISSUER DETAILS:
Name of Issuer	IMAGIS TECHNOLOGIES INC.
For Quarter Ended	December 31, 2000
Date of Report	March 30, 2001
Issuer Address	1300 - 1075 West Georgia Street Vancouver, British Columbia V6E 3C9
Issuer Fax Number	(604) 684-4601
Issuer Telephone Number	(604) 684-4691
Contact Name	Sandra Buschau
Contact Position	Secretary
Contact Telephone Number	(604) 684-4691
Contact Email Address	sbuschau@ipm.bc.ca
Web Site Address	www.imagistechnologies.com

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Iain Drummond Name of Director	"Iain Drummond" Sign (typed)	01/03/30 Date Signed (YY/MM/DD)

Sandra Buschau Name of Director	"Sandra Buschau" Sign (typed)	01/03/30 Date Signed (YY/MM/DD)

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.     Analysis of expenses:

a)     Cost of materials

Hardware	$128,182
Services	13,496
Supplies	1,840
Freight	892
Customs and duty	2,293
Printed materials	40
Translations	3,101
Consulting	50,631
SR&ED tax credit	(27,339)

$173,136

b)     Administration expense

Bank charges and interest, net	10,194
Consulting fees	70,216
Foreign exchange	11,793
Office and rent	370,988
Management fees	60,000
Salaries and benefits	149,748
Professional fees	96,870
Shareholder relations and regulatory filings	235,976
Travel and entertainment	119,786

Total	$1,125,570

2.     Related party transactions:
Wages and benefits for two officers	$238,900
Management fees for two directors and one officer	97,000

Total	$335,900

3.     Summary of securities issued and options granted during the period ended December 31, 2000

a)     Summary of securities issued during the period:
Date of Issue	Type of Security	Type of Issue	Number or Amount	Price	Total Proceeds
10/03/00	Common	Option exercise	5,000	$1.00	$5,000
10/13/00	Common	Option exercise	667	$1.00	667
10/27/00	Common	Warrant exercise	250,000	$0.80	200,000
12/04/00	Common	Option exercise	3,334	$1.00	3,334
12/18/00	Common	Debenture converted	200,000	$0.64	128,000
12/28/00	Common	Option exercise	1,667	$1.00	1,667

b)     Options/warrants granted during the period:
Date of Grant	Type of Issue	Number	Name	Exercise Price	Expiry Date
10/10/00	Option	15,000	Paul Clark	$2.82	10/20/05
11/01/00	Option	15,000	Darryl Anderson	$2.65	11/02/05
11/08/00	Option	15,000	Carole Schnob	$2.53	11/09/05
11/23/00	Option	15,000	Gordon Rogers	$2.14	11/24/05
12/04/00	Option	15,000	Pam Sewell	$2.06	12/05/05
12/19/00	Option	15,000	Dave Carvalho	$1.99	12/20/05
12/19/00	Option	15,000	Carole Emerson	$1.99	12/20/05

4.    Summary of securities as at December 31, 2000

 a)     Authorized share capital: 100,000,000 common shares without par value

b)     Number and recorded value for shares issued and outstanding:

Issued and outstanding Balance, December 31, 2000	No. of shares 12,965,965	Amount $6,329,155

c)     Description of options, warrants and convertible securities outstanding:

Options
Number of common shares Issuable	Exercise Price	Date of Expiry

230,000	$0.30	July 6, 2003
646,164	$1.00	Various to January 19, 2005
430,000	$1.50	Various to June 2, 2005
30,000	$1.99	December 20, 2005
15,000	$2.06	December 5, 2005
15,000	$2.14	November 24, 2005
15,000	$2.53	November 9, 2005
15,000	$2.65	November 2, 2005
15,000	$2.82	October 20, 2005
15,000	$2.90	September 2, 2005
1,426,164

Warrants

Number of common shares Issuable	Exercise Price	Date of Expiry
266,666	$1.25	February 23, 2002
133,334	$1.25	February 23, 2003
280,000	$0.80	March 17, 2001
50,000	$4.00	June 16, 2002
730,000

Convertible Securities

Nil

d)     Total Number of Shares in Escrow

535,335 shares are being held in escrow. One half of these common shares were released February 23, 2001 with the balance to be released on February 23, 2002.

5.     List of directors and officers as of March 30, 2001:

Oliver "Buck" Revell - Chairman and a Director
Iain Drummond - President, Chief Executive Officer and a Director
Ross Wilmot - Vice President, Finance and Chief Financial Officer
Andy Amanovich - Chief Technology Officer
Sandra Buschau - Secretary and a Director
Altaf Nazerali - Director
Robert Gordon - Director
Rory Godinho - Director
Frederick Clarke - Director

SCHEDULE C: MANAGEMENT DISCUSSION

DESCRIPTION OF BUSINESS

Note Regarding Forward-Looking Statements

Except for statements of historical fact, certain information contained herein constitutes "forward-looking statements," including without limitation statements containing the words "believes," "anticipates," "intends," "expects," and words of similar import, as well as all projections of future results. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or achievements of the Company to be materially different from any future results or achievements of the Company expressed or implied by such forward-looking statements. Such factors include, but are not limited to the following: the Company's limited operating history, need for additional financing, history of losses, dependence on a small number of customers, risks involving new product development, competition, management of growth and integration, risks of technological change, dependence on key personnel, risks involving lengthy sales cycles, marketing relationships and third-party suppliers, its ability to protect its intellectual property rights, exchange rate fluctuations, risks of software defects, risks associated with product liability, the directors' and officers' involvement in other projects, and the other risks and uncertainties described under "Description of Business - Risk Factors" in the Company's Form 10-KSB filed with the United States Securities and Exchange Commission.

In February 1999, the Company completed the acquisition of Imagis Cascade, and in the second quarter of the year ended December 31, 1999, the Company completed a financing that raised approximately $2.9 million before offering costs. The acquisition was accounted for as a reverse take-over whereby the company acquired, in this case Imagis Cascade, is deemed the parent for reporting purposes and the acquirer, in this case Imagis Technologies Inc., is considered the target or acquired entity. This treatment conforms with generally accepted accounting principles in Canada, which are essentially identical to those applicable in the United States for such transactions. Under this methodology, the revenues and expenses of the Company, for the two (2) months prior to the acquisition of Imagis Cascade in 1999 are excluded from the results reported in the comparative figures for 1999. For the current year, all revenues and expenses of both Imagis and Imagis Cascade for the full twelve (12) months are included in the statements of earnings and cash flows.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

Results of Operations for the year ended December 31, 2000 Compared to December 31,1999

Revenues

The Company's revenues for the year ended December 31, 2000 were $1,097,719, compared to $722,193 for the year ended December 31, 1999, which represents an increase of approximately 52%. Sales of the Company's software increased approximately 167% to $729,127 for the year ended December 31, 2000, compared to $272,687 for the year ended December 31, 1999. Support and service revenues increased approximately 19% to $276,630 for the year ended December 31, 2000, compared to $233,065 for the year ended December 31, 1999. The gain in software sales revenues reflects both higher revenues earned on sales of the Company's CABS product and sales of the Company's new biometric products, ID-2000 and Casino ID, both offering a facial recognition capability. Offsetting these gains, hardware and other sales revenues declined approximately 58% to $91,962 for the year ended December 31, 2000, compared to $216,441 for the year ended December 31, 1999. The lower hardware sales revenues reflect the Company's efforts to withdraw from sales of hardware equipment sold in conjunction with sales of the Company's software products and the use of the Company's partners to satisfy any equipment needs.

Operating Costs

The Company's operating costs increased for the year ended December 31, 2000 to $4,107,750, compared to $2,832,979 for the year ended December 31, 1999, which represents an increase of approximately 45%. The increase is due primarily to significantly higher expenditures incurred by the Company's technology development group for development of the Company's ID 2000 and Casino ID facial identification software products. As reported throughout the year, while the overall cost levels are higher, the expenditure in each operating category was below the Company's budget targets.

Purchases of materials

As indicated above, sales revenues for hardware components to customers declined approximately 58% for the year ended December 31, 2000 compared to the year ended December 31, 1999. Similarly, costs associated with the purchase of materials decreased to $173,136 for the year ended December 31, 2000, compared to $222,919 for the year ended December 31, 1999, which represents a decrease of approximately 22%.

Sales and marketing

Sales and marketing costs for the year ended December 31, 2000 were $1,102,140 compared to $927,593 for the year ended December 31, 1999, which represents an increase of approximately 19%. These costs include staff salaries, travel, marketing materials and facility expenses including communications. The increase for the year ended December 31, 2000 reflects the impact of staff additions over the intervening period and the consequent higher level of travel and support expenditures arising from their activities. The Company was also successful in adding 18 new partners, and through their representation, the Company's has achieved nearly worldwide coverage.

Technology development

The technology development expenditures for the year ended December 31, 2000 were $1,502,752, compared to $614,509 for the year ended December 31, 1999, which represents an increase of 145%. The increase is due to staff additions, including the Company doubling the number of full-time developers to eight (8), which were all needed to complete the projects that were in their initial stages at the time of acquisition last year and to assist in new product introductions. These additional developers also assisted with the development of an SDK version of the Company's facial recognition module as a stand-alone product to provide facial recognition capabilities to legacy database systems, and they assisted with improvements made to the ID-2000 capture capabilities, which widens the scope of applications for this software. Technology development costs include principally salaries, which represents 67% of the total costs for the year ended December 31, 2000, and facility and travel expenses.

Administration

The Company's administrative costs for the year ended December 31, 2000 were $1,125,571, compared to $900,013 for the year ended December 31, 1999, which represents a 25% increase. These costs include staff salaries, travel expenses, facility costs, professional fees, shareholder related expenses and regulatory expenses. This cost increase is attributable to a higher level of support currently offered for the Company's products, preparation of the Company's Securities and Exchange Commission filings and the listing of the Company's Common Shares on the OTCBB.

Net Loss for the Period:

The Company's net loss for the year was $3,010,031 or $0.26 per Common Share, compared to $2,110,786 for the year ended December 31, 1999, or $0.28 per Common Share, which represents an approximately 43% higher loss over the same period.

SUBSEQUENT EVENTS

Subsequent to December 31, 2000:

1. The warrants exercisable to acquire 400,000 Common Shares at $1.25 per share that were issued in connection with the Company's acquisition of Imagis Cascade outstanding at December 31, 2000, were to expire in three equal amounts on February 21, 2001, 2002 and 2003. Subsequent to December 31, 2000, the Company agreed to extend the expiry date on the February 21, 2001 expiry tranche to February 21, 2002.

2. The Company issued 75,000 options to employees of the Company having exercise prices of either $1.50 or $1.87 per share, which options are exercisable to February 2006.

3. The Company arranged a convertible loan of up to $200,000 with a related party of which the Company has drawn $145,000 and agreed to issue 20,000 Common Shares as a bonus to the lender. The loan bears interest at 8% per annum, is repayable on December 31, 2001 and is convertible, at the election of the lender, into the Common Shares at a price of $1.50 each. These bonus shares are to be subject to a holding period expiring May 12, 2001.

4. The Company arranged a private placement of 1,524,000 units at price per unit of $1.00. Each unit consists of one (1) Common Share and one (1) non-transferable share purchase warrant exercisable at a price of $1.10 per warrant share for a period of one (1) year from the date of closing. The agent for this private placement is to pay a fee of 7.5% in cash or Common Shares and will also be granted an agent's warrant to purchase an additional 100,000 Common Shares at a price of $1.10 per share for a period of one (1) year.

FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

There were no financings completed during the period.

LIQUIDITY AND SOLVENCY

The Company began the year with $9,682 in cash to finance its business operations. In late 1999, the Company engaged in a number of activities to raise funds to support its ongoing activities. In the first quarter of 2000, the Company raised over $1.5 million by means of (i) a private placement of its Common Shares that yielded $700,000, (ii) from the sale of debentures amounting to $238,720 and (iii) from the exercise of outstanding warrants and options. In the third and fourth quarters of 2000, the Company received additional funds through the further exercise of outstanding warrants bringing the total amount converted for the year to approximately $1,261,200. Cash inflows from all of these capital transactions aggregated approximately $2,403,370. The Company also received additional advances of $338,720 and loans from related parties of $608,975 to support the Company's operations in the latter part of the year ended December 31, 2000.

The Company used these funds primarily to sustain its operations during the year, which after adjustments for changes to the non-cash working capital accounts, amortization and unpaid interest costs amounted to $3,093,105. The Company also repaid notes payable of $130,000 and acquired additional computer equipment costing $43,057 for its technology development group. After these disbursements, and other smaller repayments, the Company's total outflows almost equalled the total funds raised in the year. Consequently, the Company closed the year ended December 31, 2000 with $59,497 remaining for future operations.

The Company requires additional financing of at least $1,000,000 to sustain its operations and meet the requirements of its 2001 plan. The Company's business plan for 2001 anticipates both a continuation of development of the facial recognition software to expand its versatility and the expansion of its market presence through both the addition of more partners and by direct media communication. The Company also anticipates hiring additional technical and marketing staff to meet these objectives. There is no assurance that Imagis will be able to secure financing or that such financing will be obtained on terms favorable to Imagis. Failure to obtain adequate financing could result in significant delays in development of new products and a substantial curtailment of operations.